Filed pursuant to Rule 433
Registration No. 333-139802
April 3, 2007

PRICING TERM SHEET

Issuer:	Ohio Power Company
Designation:	Floating Rate Notes, Series B, due 2010
Principal Amount:	$400,000,000
Maturity:	April 5, 2010
Interest:
Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement dated April 3, 2007) plus 0.18%; reset quarterly, and payable quarterly on January 5, April 5, July 5 and October 5, commencing July 5, 2007

Public Offering Price:	100% of the principal amount thereof
Redemption Terms: :	On or after October 3, 2008 at 100% of the principal amount of the Floating Rate Notes being redeemed, plus accrued interest thereon to the date of redemption
Minimum Denomination:	$1,000
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities Inc. Greenwich Capital Markets, Inc.
Co-Managers	The Huntington Investment Company NatCity Investments, Inc.
Settlement Date:	April 5, 2007 (T+2)
CUSIP:	677415CM1
Ratings:	A3 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed registration statements (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533, Credit Suisse Securities (USA) LLC toll free at 800-221-1037 or Greenwich Capital Markets, Inc. toll free at 888-273-4485.